							EXHIBIT 12
AT&T INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

	Six Months Ended
	June 30,		Year Ended December 31,
	(Unaudited)
	2016	2015	2015	2014	2013	2012	2011
Earnings:
Income from continuing operations before income taxes	$11,428	$9,650	$20,692	$10,355	$28,050	$10,496	$6,998
Equity in net income of affiliates included above	(41)	(33)	(79)	(175)	(642)	(752)	(784)
Fixed charges	3,644	2,924	6,592	5,295	5,452	4,876	4,835
Distributed income of equity affiliates	19	10	30	148	318	137	161
Interest capitalized	(437)	(339)	(797)	(234)	(284)	(263)	(162)

Earnings, as adjusted	$14,613	$12,212	$26,438	$15,389	$32,894	$14,494	$11,048

Fixed Charges:
Interest expense	$2,465	$1,831	$4,120	$3,613	$3,940	$3,444	$3,535
Interest capitalized	437	339	797	234	284	263	162
Portion of rental expense representative of interest factor	742	754	1,675	1,448	1,228	1,169	1,138

Fixed Charges	$3,644	$2,924	$6,592	$5,295	$5,452	$4,876	$4,835

Ratio of Earnings to Fixed Charges	4.01	4.18	4.01	2.91	6.03	2.97	2.29